FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	ICICI Securities Fifteenth Annual Investor Conference (Singapore): February 6, 2017
3.	ICICI Securities Fifteenth Annual Investor Conference (Hong Kong): February 8, 2017

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of ICICI Securities Fifteenth Annual Investor Conference held in Singapore and Hong Kong on February 6, 2017 and February 8, 2017 respectively. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Securities Fifteenth Annual Investor Conference (Singapore): February 6, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Government of Singapore Investment Corporation
2.	One-on-One	UBS Global Asset Management
3.	One-on-One	Wellington Management
4.	One-on-One	T Rowe Price
5.	One-on-One	Eastspring Investments
6.	One-on-One	Aberdeen Asset Management
7.	Group	Coupland Cardiff Asset Management
8.	Group	Broadpeak Investment Advisors
9.	Group	Lion Global Investors
10.	Group	Manulife Asset Management
11.	Group	Millennium Capital Management
12.	Group	Threadneedle Investments
13.	Group	Avanda Investment Management
14.	Group	Enam Asset Management
15.	Group	Kotak Offshore
16.	Group	Mitsubishi UFJ Trust & Banking Corporation
17.	Group	Nikko Asset Management
18.	Group	Nomura Asset Management
19.	Group	Proa Partners Pte Ltd
20.	Group	Reliance Asset Management
21.	Group	River Valley Asset Management
22.	Group	RWC Partners
23.	Group	Wells Capital Management
24.	Group	Dymon Asia Capital
25.	Group	Tokio Marine Asset Management
26.	Group	New Silk Road Investments
27.	Group	Caisse de dépôt et placement du Québec

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 3

ICICI Securities Fifteenth Annual Investor Conference (Hong Kong): February 8, 2017

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-One	Marshall Wace
2.	One-on-One	Wellington Management
3.	Group	Mirae Asset Management
4.	Group	Sumitomo Mitsui Trust
5.	Group	Azentus Capital Management
6.	Group	Acion Capital
7.	Group	Hamon Asset Management
8.	Group	Highbridge Capital
9.	One-on-One	Canada Pension Plan Investment Board
10.	One-on-One	HSBC Global Asset Management
11.	Group	Wardferry Management
12.	Group	Vontobel Asset Management
13.	Group	State Street Global Advisors
14.	Group	Balyasny Asset Management
15.	Group	UBP Asset Management
16.	Group	Samsung Asset Management
17.	Group	Zaaba Capital

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 9, 2017	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Deputy General Manager